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                               November 29, 2022

       Bethany M. Owen
       Chair, President and Chief Executive Officer
       ALLETE, Inc.
       30 West Superior Street
       Duluth, MN 55802

                                                        Re: ALLETE, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
November 18, 2022
                                                            File No. 001-03548

       Dear Bethany M. Owen:

              We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 4, 2022 letter.

       Response dated November 18, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       36

   1. We note your response to prior comment 1. Please tell us how you considered providing disclosure that
identifies and quantifies capital expenditures for climate-related projects.
 Bethany M. Owen
ALLETE, Inc.
November 29, 2022
Page 2

      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



FirstName LastNameBethany M. Owen                       Sincerely,
Comapany NameALLETE, Inc.
                                                        Division of Corporation
Finance
November 29, 2022 Page 2                                Office of Energy &
Transportation
FirstName LastName